Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited are set out below:

Executive Directors	Non-executive Directors
Wu Haijun (Chairman)	Xie Zhenglin
Guan Zemin (Vice Chairman, President)	Peng Kun
Du Jun (Vice President, Chief Financial Officer)	Independent Non-executive Directors
Huang Xiangyu (Vice President)	Li Yuanqin
Tang Song
Chen Haifeng
Yang Jun
Gao Song

There are 4 Board committees. The table below sets out the Board committees on which each Board member serves.

Board Committee	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee	Strategy Committee
Director
Wu Haijun			M	C
Guan Zemin				VC
Du Jun				M
Huang Xiangyu				M
Xie Zhenglin				M
Peng Kun
Li Yuanqin	C
Tang Song	M	M
Chen Haifeng	M		M
Yang Jun		C	C
Gao Song		M		M

Notes:

C Chairman of the relevant Board committee

VC Vice Chairman of the relevant Board committee

M Member of the relevant Board committee

Shanghai, the PRC, 7 March 2022

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